FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/06/2021:

57,083,034 Common Shares, 7,362,759 Warrants

Date: July 8, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On June 7, 2021, the Issuer announced that Focus Medical Herbs Ltd. ("Focus Medical") entered into a three-year supply agreement (the "Flowr Agreement") with The Flowr Corporation ("Flowr") on June 4, 2021. Flowr is a Canadian licensed producer of ultra-premium adult-use recreational and medical cannabis products. Pursuant to the Flowr Agreement, and subject to the satisfaction of applicable regulatory and import requirements, Focus Medical will import Flowr's ultra-premium cannabis strains into Israel.

  On June 17, 2021, the Issuer unveiled proprietary data from a clinical survey evaluating medicinal cannabis therapy. The clinical survey, conducted by Medicanl Ltd., an independent, international clinical research organization that specializes in cannabis research and commissioned by the Issuer, reported the high effectiveness of seven IMC-branded medical cannabis strains in treating and alleviating symptoms of seven key health conditions in a clinical group of Israeli participants.

The clinical survey included 652 participants and covered the following conditions: neuropathic pain, rheumatoid arthritis, oncology, insomnia, back pain, inflammatory bowel diseases and PTSD. The goal was to evaluate the long-term efficacy of the IMC-branded strains, including Roma, Ela, DQ, London, Pandora's Box, Paris and Tel Aviv (collectively, the "IMC Strains") on patients and their medical conditions using United States Food and Drug Administration-validated questionnaires.

The key findings were as follows:

  81 percent of rheumatoid arthritis patients reported improved symptoms;

  at least 60 and 58 percent of neuropathic pain and back pain patients, respectively, reported improved symptoms;

  at least 42 percent of PTSD patients reported an improvement in their PTSD scale, which is measured by PCL-5, a validated questionnaire for quantifying PTSD symptom severity;

  38 percent of insomnia patients reported improved sleep quality based on the Pittsburgh Sleep Quality Index;

  60 percent of oncology patients reported an improvement in overall health, as measured by the Patient Global Impression of Change scale;

  all IMC Strains improved sleep quality and increased patients' sense of calm, happiness and libido; and

  no adverse events were reported with respect to using IMC Strains.

The survey data will be used to help patients and doctors in medical markets all over the world customize cannabis-based therapies to best treat their diagnoses.

  On June 28, 2021, the Issuer announced that Glass, Lewis & Co. ("Glass Lewis") and Institutional Shareholder Services Inc. ("ISS") had each recommended that shareholders of MYM Nutraceuticals Inc. ("MYM") vote in favour of the Issuer's proposed acquisition of MYM (the "MYM Acquisition").

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Management is focused on increasing the Issuer's presence in Canada by executing its merger & acquisition strategy and seeking to acquire additional licensed cannabis producers, including its proposed MYM Acquisition, with the objective of becoming a dominant supplier in the premium and super premium segment of the Canadian recreational cannabis market. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply and distribution agreements in Germany and the rest of Europe, and additional sales and supply agreements in Israel through Focus Medical.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In June 2021, the Issuer's licensed subsidiary, Trichome JWC Acquisition Corp. ("TJAC") officially re-launched its retail cannabis offerings in Canada under Wagners Weed brand ("Wagners"), following a limited trial and roll-out period in select provinces. Wagners products went on sale in all provinces on June 15, 2021.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

  On June 7, 2021, the Issuer announced that Focus Medical entered into the Flowr Agreement on June 4, 2021, as further described in Section 1. Flowr is not a Related Person of the Issuer.

  On June 29, 2021, Adjupharm entered into a two-year supply agreement with The Green Organic Dutchman Ltd. ("TGOD"), pursuant to which TGOD will supply Adjupharm with organically grown medical cannabis to be sold in Germany under the IMC brand. TGOD is not a Related Person of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

On June 7, 2021, Farmako GmbH terminated the distribution agreement entered into with Adjupharm on September 9, 2020.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not applicable.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

On June 2, 2021, Adjupharm received a renewal of its manufacturing license from the local regulatory authority. The renewed license permits the packaging, release and marketing of medical cannabis inflorescences and extracts in Germany as well as the import and export of cannabis products to and from certain countries.

On June 18, 2021, Adjupharm received an updated narcotic license from the Federal Institute for Drugs and Medical Devices in Germany (BfarM) allowing the handling and distribution of medical cannabis products in Germany. The renewed license also allows Adjupharm to import and export up to 2,360kg of dry cannabis inflorescences either in bulk or final packaging, at specified quantities set out in the license, over a 12-months period.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	2,901	Exercise of 11,604 warrants	$15,085.20 to be used for working capital.
	12,482	Exercise of stock options(2)	N/A.

(1) State aggregate proceeds and intended allocation of proceeds.

(2) No proceeds were received, as this was a cashless exercise.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: July 8, 2021

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End June 2021	Date of Report YY/MM/D 2021/07/08
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/